May 6, 2019

Tracy Daw
Senior Vice President, General Counsel and Secretary
Funko, Inc.
2802 Wetmore Avenue
Everett, Washington 98201

       Re: Funko, Inc.
           Registration Statement on Form S-3
           Filed April 19, 2019
           File No. 333-230964

Dear Mr. Daw:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 19, 2019

General

1. Please note that we will not be in a position to act on a request to accelerate the effective date of this Form S-3 until we have completed our review of your Form 10-K for the fiscal year ended December 31, 2018.
Forum Selection, page 11

2. We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or
 Tracy Daw
Funko, Inc.
May 6, 2019
Page 2
         liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, also state that there is uncertainty as to whether a court would enforce this provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws .
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217
if you have any questions.



FirstName LastNameTracy Daw                                     Sincerely,
Comapany NameFunko, Inc.
                                                                Division of
Corporation Finance
May 6, 2019 Page 2                                              Office of
Transportation and Leisure
FirstName LastName